ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 JUN 19 AM 11:05

[redacted]

02042010

June 14, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
JUN 2 6 2002
P THOMSON FINANCIAL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

dlw 6/19

Name: Hyunseung Kim
Title: Associate
Kim Hyun Seung

Suspension of Transfer of SEC Stock Ownership

Transfer of SEC stock ownership will be suspended beginning from July 1, 2002 to July 14, 2002 in order to identify shareholders who are entitled to the 2002 interim dividend payout.

Shareholders registered as of June 30, 2002 are entitled to the interim dividend payout.

* Relevant rules and regulations: Article 354 Commercial Law, and Article 15, SEC Articles of Incorporation